

July 31, 2012

<u>Via E-mail</u>
Steven J. Newby
President and Chief Executive Officer
Summit Midstream Partners, LLC
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

>   **Re: Summit Midstream Partners, LP**
>   **Amendment No. 1 to**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted July 17, 2012**
>   **CIK No. 0001549922**

Dear Mr. Newby:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. We note your response to comment 4 in our letter dated June 11, 2012. Please be advised that, notwithstanding the inclusion of language that management has not verified the accuracy or completeness of third party information and that they believe that third party sources are reliable, under the federal securities laws the company is responsible for all information contained within its registration statement. Please confirm your understanding in this regard.

Market Fundamentals, page 119

2. We note your response to comment 14 in our letter dated June 11, 2012. We also note the supplemental materials you have provided. Please cross reference the data you submitted and provide us with the calculations and/or data you used to arrive at your disclosures. For example, on page 120 you provide two pie charts – "natural gas usage by end user" and "power generation fuel sources;" please provide us with an explanation on how you calculated the proportions in the pie chart and refer us to the data provided.

Our Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated Cash Available for Distribution, page 68
Assumptions and Considerations, page 69

3. We reviewed your response to comment 18 in our letter dated June 11, 2012 and the revisions to your disclosure. Please disclose the basis for the assumed weighted average interest rate and commitment fee in your discussion of interest expense on page 74 and how the assumptions compare to the interest rate and commitment fees payable under the amended revolving credit agreement.

Financial Statements, page F-1

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-6

Note 11. Related Party Transactions, page F-18
Due Diligence Expenses, page F-18

4. We note your disclosure that there is no outstanding receivable balance from the Sponsors at the end of the quarter. We also note your disclosure that the Sponsors reimbursed a portion of the receivable outstanding at the end of 2011 and that a portion was not paid. Please tell us how you accounted for the unpaid portion of the receivable outstanding at the end of 2011.

Notes to Consolidated Financial Statements, page F-26

Note 3. Purchase of Controlling Interest in DFW Midstream, page F-31

5. We reviewed your response to comment 33 in our letter dated June 11, 2012. Please tell us your basis in GAAP for including the NPV of incremental required capital expenditures as part of the purchased price.

Note 10. Membership Interest, page F-39

6. We reviewed the revisions to your disclosure in response to comment 34 in our letter dated June 11, 2012. Please include a discussion of the methods used to estimate the assumptions related to the length of the holding period restriction, discount for lack of marketability and volatility. Similar disclosures should be included in Note 9 on page F-15. In addition, we note your disclosure that certain current and former employees received Class B membership interests in Summit Midstream Management, LLC. Please tell us how Summit Midstream Management, LLC is related to Summit Midstream and why this entity is not included in the diagram on page 9.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director